Exhibit 99.1

Hoku Scientific and Solarfun Announce Amended Polysilicon Supply Contract

FOR IMMEDIATE RELEASE

Pocatello, Idaho and Qidong, China – January 10, 2008 – Hoku Scientific, Inc. (NASDAQ: HOKU), a diversified provider of clean energy products and technologies including polysilicon for the solar industry, and Solarfun Power Hong Kong Limited, a subsidiary of Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF), an established manufacturer of both photovoltaic (PV) cells and modules in China, today announced the amendment of their polysilicon supply contract to allow Solarfun until February 15, 2008 to process the required statutory approval for the issuance of a $44 million standby letter of credit. Prior to the amendment, this standby letter of credit, which serves as security for Solarfun’s obligation to pay Hoku $45 million in product prepayments during the period from September 30, 2008 through March 31, 2010, would have been required by January 10, 2008. In exchange for the extension of time, Solarfun has provided Hoku with a $1 million prepayment, in addition to the $10 million cash payment that was made in December 2007. The additional $1 million payment reduces Solarfun’s future $45 million prepayment obligation to $44 million, but increases amounts that have been paid to Hoku Scientific to a total of $11 million since the contract was signed in November 2007.

"We understand that it can be time consuming to obtain approvals through the Chinese government processes as China is still a country under foreign exchange controls," said Dustin Shindo, Chief Executive Officer of Hoku Scientific. "We are confident that Solarfun will ultimately provide the $44 million letter of credit by February 15, and we appreciate their timely payment of $11 million since the contract was signed."

"We appreciate Hoku’s flexibility in allowing us the additional time we requested to obtain the statutory approval for the issuance of the standby letter of credit," said Solarfun’s Chairman Lu Yonghua. "We view Hoku as a key strategic partner for the long-term growth of Solarfun."

About Hoku Scientific, Inc.

Hoku Scientific, Inc. (NASDAQ: HOKU) is a diversified clean energy technologies company with three business units: Hoku Materials, Hoku Solar and Hoku Fuel Cells. Hoku Materials plans to manufacture, market, and sell polysilicon for the solar market from its plant currently under construction in Pocatello, Idaho. Hoku Solar is a provider of turnkey photovoltaic systems in Hawaii. Hoku Fuel Cells has developed proprietary fuel cell membranes and membrane electrode assemblies for stationary and automotive proton exchange membrane fuel cells. For more information visit www.hokuscientific.com.

Hoku® and Hoku Scientific® are registered trademarks and Hoku Solar™ and Hoku Fuel Cells™ are trademarks of Hoku Scientific, Inc. Hoku Materials™ is a trademark of Hoku Materials, Inc. All rights reserved.

About Solarfun Power Holdings Co., Ltd.

Solarfun Power Holdings Co, Ltd. (NASDAQ: SOLF) manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. For more information visit www.solarfun.com.cn.

Forward Looking Statements

This press release contains forward-looking statements that involve many risks and uncertainties. These statements relate to Solarfun’s ability to provide Hoku Scientific with a $44 million letter of credit by February 15, 2008; Hoku Scientific’s ability to successfully derive revenues from the sale of polysilicon to Solarfun; its ability to successfully raise sufficient funds to establish a polysilicon manufacturing plant; its ability to engineer and construct a production plant for polysilicon; Hoku Scientific’s relationship with Solarfun; its ability to manufacture polysilicon; its ability to meet the delivery schedule in its agreement with Solarfun; the quality of polysilicon to be manufactured; Hoku Scientific’s costs to manufacture polysilicon, and its ability to offer pricing that is competitive with competing products; Hoku Scientific and Solarfun’s respective future financial performance; their business strategies and plans; and objectives of each company’s management for future operations. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause Hoku Scientific’s actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in Hoku Scientific and Solarfun’s respective filings with the Securities and Exchange Commission, as applicable. Except as required by law, neither Hoku Scientific nor Solarfun assume any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

CONTACTS for Hoku Scientific:
In Hawaii: Hoku Scientific Tel: 808-682-7800 ir@hokusci.com
CONTACTS for Solarfun Power Hong Kong Limited
Solarfun Power Holdings Co., Ltd.
Investor Relations, 8621-6306-8907
IR@solarfun.com.cn
or

Christensen
Peter Homstad
phomstad@ChristensenIR.com
480 614 3000
or
Shelldy Cheung, 852-2117 0861
scheung@ChristensenIR.com

Sources:
Hoku Scientific, Inc.
Solarfun Power Holdings, Co. Ltd.